UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39886

MARLIN TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

338 Pier Avenue

Hermosa Beach, California 90254

(310) 364-0110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each one consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant

Class A Ordinary Shares, included as part of the units

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Marlin Technology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Marlin Technology Corporation

Date: January 23, 2023	By:	/s/ Michael Nutting
	Name:	Michael Nutting
	Title:	Chief Financial Officer